UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Fourth Quarter 2025 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: March 4, 2026

Exhibit 99.1

Dingdong (Cayman) Limited Announces Fourth Quarter 2025 Financial Results

SHANGHAI, March 4, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended December 31, 2025.

Fourth Quarter 2025 Highlights:

GMV for the fourth quarter of 2025 increased by 2.4% year over year to RMB6,703.2 million (US$943.0 million) from RMB6,546.6 million in the same quarter of 2024, positive year-on-year growth for eight straight quarters.

•

Revenue for the fourth quarter of 2025 increased by 5.7% year over year to RMB6,242.6 million (US$892.7 million) from RMB5,905.0 million in the same quarter of 2024, positive year-on-year growth for eight straight quarters.

•	Total number of orders increased by 3.4% year over year in the fourth quarter of 2025.
•	Net income for the fourth quarter of 2025 was RMB33.6 million (US$4.8 million), the eighth consecutive quarter of profitability.
•	Non-GAAP net income for the fourth quarter of 2025 was RMB50.8 million (US$7.3 million), the thirteenth consecutive quarter of non-GAAP profitability.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the fourth quarter of 2025, Dingdong has maintained profitability under non-GAAP standards for thirteen consecutive quarters and under GAAP standards for eight consecutive quarters. Also the Company has delivered year-over-year revenue growth for the eighth consecutive quarter. This consistent top-line expansion, together with the steady delivery of profitability objectives, fully underscores Dingdong’s strategic resilience and strong execution capabilities amid the complex and competitive market environment. It also provides solid fundamentals and strong momentum to advance our long-term strategic initiatives.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the fourth quarter of 2025, Dingdong reported revenue of RMB6.24 billion, marking a 5.7% year-on-year growth and maintaining positive growth for eight straight quarters. Non-GAAP net profit reached RMB50.8 million with a 0.8% net profit margin, while GAAP net profit was RMB33.6 million with a 0.5% margin. We had net operating cash inflow of RMB0.20 billion in the fourth quarter of 2025, the tenth consecutive quarter of positive cash flow. By the end of the fourth quarter, after deducting short-term borrowings, our actual cash owned increased to RMB3.14 billion, the tenth consecutive quarter of sustained growth.”

Fourth Quarter 2025 Financial Results

Total revenues were RMB6,242.6 million (US$892.7 million) compared with total revenues of RMB5,905.0 million in the same quarter of 2024, increased by 5.7% year over year, primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and new opened frontline fulfillment stations with density and market penetration improved in East China. Additionally, our B2B revenue achieved year-over-year growth, with the revenue contribution from overseas B2B operations continuing to increase and posting rapid quarter-over-quarter growth. The increase was offset by the impact of the price decline in CPI for certain major categories in our business, such as pork, in the fourth quarter of 2025.

•	Product Revenues were RMB6,164.6 million (US$881.5 million) compared with product revenues of RMB5,822.5 million in the same quarter of 2024, increased by 5.9% year over year.

•	Service Revenues were RMB78.0 million (US$11.2 million) compared with service revenues of RMB82.5 million in the same quarter of 2024, decreased by 5.4% year over year.

Total operating costs and expenses were RMB6,252.5 million (US$894.1 million) compared with RMB5,848.0 million in the same quarter of 2024, with a detailed breakdown as below:

Exhibit 99.1

•

Cost of goods sold was RMB4,415.9 million (US$631.5 million), an increase of 7.2% from RMB4,120.8 million in the same quarter of 2024. Cost of goods sold as a percentage of revenues increased to 70.7% from 69.8% in the same quarter of 2024. Gross margin decreased to 29.3% from 30.2% in the same quarter of 2024. Since the launch and continued implementation of the 4G Strategy in early 2025, the gross margin for the fourth quarter of 2025 was generally consistent with that of previous quarters, but decreased compared with the same period of the prior year.

•

Fulfillment expenses were RMB1,350.9 million (US$193.2 million), an increase of 5.6% from RMB1,278.9 million in the same quarter of 2024. Fulfillment expenses as a percentage of total revenues slightly decreased to 21.6% from 21.7% in the same quarter of 2024.

•

Sales and marketing expenses were RMB136.7 million (US$19.5 million), a decrease of 0.6% from RMB137.5 million in the same quarter of 2024. Sales and marketing expenses as a percentage of total revenues decreased to 2.2% from 2.3% in the same quarter of 2024. The year-on-year decrease in marketing expenses is attributable to the positive results achieved by the 4G strategy rolled out in the first three quarters. The company has further focused on the operation strategy of leveraging the organic traffic of high-quality products, reduced investment in inefficient marketing activities, and thus improved the input-output efficiency of marketing expenses.

•

General and administrative expenses were RMB130.3 million (US$18.6 million), an increase of 19.3% from RMB109.2 million in the same quarter of 2024, mainly driven by staff costs, specifically from the new "Dong Li Sheng" management trainees.

•

Product development expenses were RMB218.7 million (US$31.3 million), an increase of 8.5% from RMB201.6 million in the same quarter of 2024. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Net income from operations was RMB12.0 million (US$1.7 million), compared with net income from operations of RMB61.5 million in the same quarter of 2024.

Non-GAAP income from operations, which is a non-GAAP measure for loss from operations that excludes share-based compensation expenses, was RMB29.1 million (US$4.2 million), compared with Non-GAAP income from operations of RMB86.6 million in the same quarter of 2024.

Net income was RMB33.6 million (US$4.8 million), compared with net income of RMB91.6 million in the same quarter of 2024.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB50.8 million (US$7.3 million), compared with non-GAAP net income of RMB116.7 million in the same quarter of 2024. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 0.8% compared with 2.0% in the same quarter of 2024.

Basic and diluted net income per share were RMB0.10 (US$0.01) and RMB0.09 (US$0.01), compared with net income per share of RMB0.27 and RMB0.26 in the same quarter of 2024. Non-GAAP net income per share, basic and diluted, were RMB0.15 (US$0.02) and RMB0.14 (US$0.02), compared with RMB0.35 and RMB0.33 in the same quarter of 2024.

Cash and cash equivalents, restricted cash and short-term investments were RMB3,976.8 million (US$568.7 million) as of December 31, 2025, compared with RMB3,908.2 million as of September 30, 2025. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB3.14 billion, a net increase for the tenth consecutive quarter, compared with RMB3.03 billion as of September 30, 2025.

The Definitive Agreement with Meituan

Exhibit 99.1

On February 5, 2026, the Company announced the entry into a definitive agreement to sell its China business to Meituan. On February 10, 2026, the Company further announced its intention to utilize a substantial majority of the proceeds from the sale of its China operations for share repurchase plans and/or dividends upon the closing of the transaction, as well as other material terms of the transaction. For details, please refer to the Company’s previous press releases.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”

Exhibit 99.1

“estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	887,427	1,106,795	158,270
Restricted cash	2,788	340	49
Short-term investments	3,561,977	2,869,681	410,359
Accounts receivable, net	125,896	191,939	27,447
Inventories, net	553,601	570,485	81,578
Advance to suppliers	62,730	114,105	16,317
Prepayments and other current assets	170,753	186,744	26,704
Total current assets	5,365,172	5,040,089	720,724

Non-current assets:
Property and equipment, net	176,290	232,757	33,284
Operating lease right-of-use assets	1,464,791	1,580,099	225,951
Other non-current assets	111,395	163,223	23,341
Total non-current assets	1,752,476	1,976,079	282,576

TOTAL ASSETS	7,117,648	7,016,168	1,003,300

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,660,472	1,920,341	274,605
Customer advances and deferred revenue	279,276	273,260	39,076
Accrued expenses and other current liabilities	767,080	760,613	108,766
Salary and welfare payable	317,152	304,531	43,547
Operating lease liabilities, current	640,245	664,304	94,994
Short-term borrowings	1,606,253	871,520	124,626
Total current liabilities	5,270,478	4,794,569	685,614

Non-current liabilities:
Operating lease liabilities, non-current	780,036	897,811	128,385
Other non-current liabilities	143,118	147,573	21,103
Total non-current liabilities	923,154	1,045,384	149,488

TOTAL LIABILITIES	6,193,632	5,839,953	835,102

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	125,405	135,435	19,367

TOTAL MEZZANINE EQUITY	125,405	135,435	19,367

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,181,030	14,260,014	2,039,155
Treasury stock	(51,176)	(59,969)	(8,575)
Accumulated deficit	(13,384,881)	(13,163,217)	(1,882,315)
Accumulated other comprehensive income	53,634	3,948	565

TOTAL SHAREHOLDERS' EQUITY	798,611	1,040,780	148,831

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,117,648	7,016,168	1,003,300

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,822,527	6,164,574	881,522
Service revenues	82,495	78,010	11,155

Total revenues	5,905,022	6,242,584	892,677

Operating costs and expenses:
Cost of goods sold	(4,120,793)	(4,415,876)	(631,462)
Fulfillment expenses	(1,278,904)	(1,350,900)	(193,176)
Sales and marketing expenses	(137,513)	(136,662)	(19,542)
Product development expenses	(201,632)	(218,731)	(31,278)
General and administrative expenses	(109,195)	(130,303)	(18,633)

Total operating costs and expenses	(5,848,037)	(6,252,472)	(894,091)

Other operating income, net	4,534	21,873	3,128
Income from operations	61,519	11,985	1,714
Interest income	37,879	27,345	3,910
Interest expenses	(6,852)	(2,836)	(406)
Other income/(expenses), net	2,875	(913)	(131)

Income before income tax	95,421	35,581	5,087

Income tax expenses	(3,830)	(1,980)	(283)

Net income	91,591	33,601	4,804

Accretion of redeemable noncontrolling interests	(2,409)	(2,602)	(372)

Net income attributable to ordinary shareholders	89,182	30,999	4,432

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Net income per Class A and Class B ordinary share:
Basic	0.27	0.10	0.01
Diluted	0.26	0.09	0.01
Shares used in net income per Class A and Class B ordinary share computation:
Basic	324,500,919	324,832,508	324,832,508
Diluted	337,933,639	336,937,358	336,937,358
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	55,517	(23,784)	(3,401)

Comprehensive income	147,108	9,817	1,403

Accretion of redeemable noncontrolling interests	(2,409)	(2,602)	(372)

Comprehensive income attributable to ordinary shareholders	144,699	7,215	1,031

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	190,878	204,469	29,239

Net cash (used in)/generated from investing activities	(158,850)	125,524	17,950

Net cash used in financing activities	(49,678)	(53,242)	(7,614)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,425	(2,535)	(362)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(14,225)	274,216	39,213

Cash and cash equivalents and restricted cash at the beginning of the period	904,440	832,919	119,106
Cash and cash equivalents and restricted cash at the end of the period	890,215	1,107,135	158,319

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Income from operations	61,519	11,985	1,714
Add: share-based compensation expenses (1)	25,073	17,157	2,454

Non-GAAP income from operations	86,592	29,142	4,168

Operating margin	1.1%	0.2%	0.2%
Add: share-based compensation expenses	0.4%	0.3%	0.3%
Non-GAAP operating margin	1.5%	0.5%	0.5%

Net income	91,591	33,601	4,804
Add: share-based compensation expenses (1)	25,073	17,157	2,454

Non-GAAP net income	116,664	50,758	7,258

Net income margin	1.6%	0.5%	0.5%
Add: share-based compensation expenses	0.4%	0.3%	0.3%
Non-GAAP net income margin	2.0%	0.8%	0.8%

Net income attributable to ordinary shareholders	89,182	30,999	4,432

Add: share-based compensation expenses (1)	25,073	17,157	2,454

Non-GAAP net income attributable to ordinary shareholders	114,255	48,156	6,886

Net income per Class A and Class B ordinary share:
Basic	0.27	0.10	0.01
Diluted	0.26	0.09	0.01
Add: share-based compensation expenses
Basic	0.08	0.05	0.01
Diluted	0.07	0.05	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic	0.35	0.15	0.02
Diluted	0.33	0.14	0.02

Exhibit 99.1

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	4,148	2,416	345
Sales and marketing expenses	1,520	2,376	340
Product development expenses	12,468	5,746	822
General and administrative expenses	6,937	6,619	947

Total	25,073	17,157	2,454